Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Reports Third Quarter of 2023 Unaudited Financial Results

•	A total of 9,157 hotels or 885,756 hotel rooms in operation as of September 30, 2023.

•	Hotel turnover[1] increased 55.1% year-over-year to RMB23.5 billion in the third quarter of 2023. Excluding Steigenberger Hotels GmbH and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover increased 59.2% year-over-year in the third quarter of 2023.

•	Revenue increased 53.6% year-over-year to RMB6.3 billion (US$861 million)[2] in the third quarter of 2023, surpassing the revenue guidance previously announced of a 43% to 47% increase compared to the third quarter of 2022. Revenue from the Legacy-Huazhu segment in the third quarter of 2023 increased 61.8% year-over-year, exceeding the revenue guidance previously announced of a 49% to 53% increase.

•	Net income attributable to H World Group Limited was RMB1.3 billion (US$183 million) in the third quarter of 2023, compared with a net loss attributable to H World Group Limited of RMB717 million in the third quarter of 2022 and a net income attributable to H World Group Limited of RMB1.0 billion in the previous quarter. Net income attributable to H World Group Limited from the Legacy-Huazhu segment was RMB1.4 billion in the third quarter of 2023, compared with a net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB731 million in the third quarter of 2022 and a net income attributable to H World Group Limited from the Legacy-Huazhu segment of RMB993 million in the previous quarter.

•	EBITDA (non-GAAP) in the third quarter of 2023 was RMB2.1 billion (US$293 million), compared with RMB149 million in the third quarter of 2022 and RMB1.7 billion in the previous quarter.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and gains (losses) from fair value changes of equity securities from EBITDA (non-GAAP), was RMB2.2 billion (US$300 million) in the third quarter of 2023, compared with RMB491 million in the third quarter of 2022 and RMB1.8 billion in the previous quarter.

•	Adjusted EBITDA from the Legacy-Huazhu segment, which is a segment measure, was RMB2.1 billion in the third quarter of 2023, compared with RMB397 million in the third quarter of 2022 and RMB1.7 billion in the previous quarter.

•	For the fourth quarter of 2023, H World expects its revenue growth to be in the range of 41%-45% compared to the fourth quarter of 2022, or in the range of 48%-52% excluding DH.

1 Hotel turnover refers to total transaction value of room and non-room revenue from H World hotels (i.e., leased and operated, manachised and franchised hotels).

2 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.2960 on September 29, 2023, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm

Singapore/Shanghai, China, November 24, 2023 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, the “Company”, “we” or “our”), a key player in the global hotel industry, today announced its unaudited financial results in the third quarter ended September 30, 2023.

As of September 30, 2023, H World’s worldwide hotel network in operation totaled 9,157 hotels and 885,756 rooms, including 129 hotels from DH. During the third quarter of 2023, our Legacy-Huazhu business opened 545 hotels, including 4 leased and owned hotels, and 541 manachised and franchised hotels, and closed a total of 139 hotels, including 12 leased and owned hotels and 127 manachised and franchised hotels. As of September 30, 2023, H World had a total of 2,970 unopened hotels in the pipeline, including 2,935 hotels from the Legacy-Huazhu business and 35 hotels from the Legacy-DH business.

Legacy-Huazhu – Third Quarter of 2023 Operational Highlights

As of September 30, 2023, Legacy-Huazhu had 9,028 hotels in operation, including 608 leased and owned hotels, and 8,420 manachised and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 859,284 hotel rooms in operation, including 87,026 rooms under the lease and ownership model, and 772,258 rooms under the manachise and franchise models. Legacy-Huazhu also had 2,935 unopened hotels in its pipeline, including 15 leased and owned hotels, and 2,920 manachised and franchised hotels. The following discusses Legacy-Huazhu’s RevPAR, average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels, as well as manachised and franchised hotels for the periods indicated.

•	The ADR was RMB324 in the third quarter of 2023, compared with RMB254 in the third quarter of 2022, RMB305 in the previous quarter, and RMB245 in the third quarter of 2019.

•	The occupancy rate for all the Legacy-Huazhu hotels in operation was 85.9% in the third quarter of 2023, compared with 76.0% in the third quarter of 2022, 81.8% in the previous quarter, and 87.7% in the third quarter of 2019.

•	Blended RevPAR was RMB278 in the third quarter of 2023, compared with RMB193 in the third quarter of 2022, RMB250 in the previous quarter, and RMB215 in the third quarter of 2019.

•	For all the Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB281 in the third quarter of 2023, representing a 41.1% increase from RMB199 in the third quarter of 2022, with a 26.2% increase in the same-hotel ADR and a 9.2 percentage-point increase in the same-hotel occupancy rate.

Legacy-DH – Third Quarter of 2023 Operational Highlights

As of September 30, 2023, Legacy-DH had 129 hotels in operation, including 82 leased hotels, and 47 manachised and franchised hotels. In addition, as of the same date, Legacy-DH had 26,472 hotel rooms in operation, including 15,961 rooms under the lease model, and 10,511 rooms under the manachise and franchise models. Legacy-DH also had 35 unopened hotels in the pipeline, including 24 leased hotels and 11 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, ADR and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

•	The ADR was EUR114 in the third quarter of 2023, compared with EUR114 in the third quarter of 2022 and EUR117 in the previous quarter.

•	The occupancy rate for all Legacy-DH hotels in operation was 69.0% in the third quarter of 2023, compared with 66.1% in the third quarter of 2022 and 67.1% in the previous quarter.

•	Blended RevPAR was EUR79 in the third quarter of 2023, compared with EUR75 in the third quarter of 2022 and EUR78 in the previous quarter.

Jin Hui, CEO of H World commented: “We continue to outperform the China lodging industry, delivering robust operational results. We are pleased to report another quarter of strong RevPAR recovery in China, supported by China’s summer holiday travel season as well as continuous business travel recovery. For our Legacy-Huazhu business, RevPAR in Q3 2023 recovered to 129% of the Q3 2019 level. While the RevPAR growth continued to be primarily driven by ADR growth, occupancy recovery also improved sequentially this quarter. Our ADR growth reflected a combination of product mix change and product upgrades, which should continue to support our ADR in the future.”

“Regarding our business outside China, our Legacy-DH business recovery improved sequentially and RevPAR recovered to 107% of the 2019 level.”

Third Quarter 2023 Unaudited Financial Results

(RMB in millions)	Q3 2022	Q2 2023	Q3 2023
Revenue:
Leased and owned hotels	2,695	3,592	3,878
Manachised and franchised hotels	1,313	1,856	2,268
Others	85	82	142
Total revenue	4,093	5,530	6,288

Revenue in the third quarter of 2023 was RMB6.3 billion (US$861 million), representing a 53.6% year-over-year increase and a 13.7% sequential increase. The 53.6% year-over-year increase exceeds the previously announced revenue guidance of a 43% to 47% increase, which was mainly due to continued product upgrades and operational optimization via our regional headquarters, as well as the strong recovery in travel demand. Revenue from the Legacy-Huazhu segment in the third quarter of 2023 was RMB5.1 billion, representing a 61.8% year-over-year increase and a 17.6% sequential increase. Revenue from the Legacy-DH segment in the third quarter of 2023 was RMB1.2 billion, representing a 26.1% year-over-year increase and a flattish sequential performance.

Revenue from leased and owned hotels in the third quarter of 2023 was RMB3.9 billion (US$531 million), representing a 43.9% year-over-year increase and a 8.0% sequential increase. Revenue from leased and owned hotels from the Legacy-Huazhu segment in the third quarter of 2023 was RMB2.7 billion, representing a 53.3% year-over-year increase. Revenue from leased and owned hotels from the Legacy-DH segment in the third quarter of 2023 was RMB1.1 billion, representing a 25.3% year-over-year increase.

Revenue from manachised and franchised hotels in the third quarter of 2023 was RMB2.3 billion (US$311 million), representing a 72.7% year-over-year increase and a 22.2% sequential increase. Revenue from our Legacy-Huazhu segment from manachised and franchised hotels in the third quarter of 2023 was RMB2.2 billion, representing a 73.4% year-over-year increase. Revenue from manachised and franchised hotels from the Legacy-DH segment in the third quarter of 2023 was RMB30 million, representing a 36.4% year-over-year increase.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products and services and Huazhu Mall™ and other revenue from the Legacy-DH segment, totaling RMB142 million (US$19 million) in the third quarter of 2023, compared to RMB85 million in the third quarter of 2022 and RMB82 million in the previous quarter.

(RMB in millions)	Q3 2022	Q2 2023	Q3 2023
Operating costs and expenses:
Hotel operating costs	(3,045)	(3,482)	(3,613)
Other operating costs	(13)	(6)	(7)
Selling and marketing expenses	(181)	(262)	(289)
General and administrative expenses	(405)	(477)	(539)
Pre-opening expenses	(25)	(12)	(11)
Total operating costs and expenses	(3,669)	(4,239)	(4,459)

Hotel operating costs in the third quarter of 2023 were RMB3.6 billion (US$494 million), compared to RMB3.0 billion in the third quarter of 2022 and RMB3.5 billion in the previous quarter. The year-over-year increase was mainly due to our growing hotel network and rising occupancy rate in our Legacy-Huazhu hotels. Hotel operating costs from the Legacy-Huazhu segment in the third quarter of 2023 were RMB2.7 billion, which represented 52.0% of the quarter’s revenue, compared to RMB2.3 billion or 72.8% of the revenue in the third quarter in 2022 and RMB2.6 billion or 58.9% of the revenue for the previous quarter.

Selling and marketing expenses in the third quarter of 2023 were RMB289 million (US$40 million), compared to RMB181 million in the third quarter of 2022 and RMB262 million in the previous quarter. The increase was mainly due to the recovery of both Legacy-Huazhu and Legacy-DH businesses. Selling and marketing expenses from the Legacy-Huazhu segment in the third quarter of 2023 were RMB177 million, which represented 3.5% of this quarter’s revenue, compared to RMB105 million or 3.3% of revenue in the third quarter in 2022, and RMB153 million or 3.5% of revenue in the previous quarter.

General and administrative expenses in the third quarter of 2023 were RMB539 million (US$74 million), compared to RMB405 million in the third quarter of 2022 and RMB477 million in the previous quarter. General and administrative expenses from the Legacy-Huazhu segment in the third quarter of 2023 were RMB417 million, which represented 8.2% of this quarter’s revenue, compared to RMB330 million or 10.4% in the third quarter in 2022 and RMB352 million or 8.1% for the previous quarter.

Pre-opening expenses in the third quarter of 2023 were primarily related to the Legacy-Huazhu segment and totaled RMB11 million (US$1 million), compared to RMB25 million in the third quarter of 2022 and RMB12 million in the previous quarter.

Other operating income, net in the third quarter of 2023 was RMB80 million (US$11 million), compared to RMB76 million in the third quarter of 2022 and RMB94 million in the previous quarter.

Income from operations in the third quarter of 2023 was RMB1.9 billion (US$262 million), compared to income from operations of RMB500 million in the third quarter of 2022 and income from operations of RMB1.4 billion in the previous quarter. Income from operations from the Legacy-Huazhu segment in the third quarter of 2023 was RMB1.9 billion, compared to income from operations of RMB449 million in the third quarter of 2022 and income from operations of RMB1.3 billion in the previous quarter. The Legacy-DH segment had income from operations of RMB3 million in the third quarter of 2023, compared to RMB51 million in the third quarter of 2022 and RMB35 million in the previous quarter.

Operating margin, defined as income from operations as a percentage of revenue, was 30.4% in the third quarter of 2023, compared with 12.2% in the third quarter of 2022 and 25.0% for the previous quarter. Operating margin from the Legacy-Huazhu segment in the third quarter of 2023 was 37.3%, compared with 14.2% in the third quarter of 2022 and 31.1% in the previous quarter, supported by continuous business recovery.

Other income, net in the third quarter of 2023 was RMB24 million (US$3 million), compared to an expense of RMB14 million in the third quarter of 2022 and an income of RMB32 million for the previous quarter.

Losses from fair value changes of equity securities in the third quarter of 2023 were RMB9 million (US$1 million), compared to losses of RMB313 million in the third quarter of 2022, and losses of RMB19 million in the previous quarter. Gains (losses) from fair value changes of equity securities mainly represent the unrealized gains (losses) from our investment in equity securities with readily determinable fair values.

Income tax expense in the third quarter of 2023 was RMB421 million (US$59 million), compared to RMB434 million in the third quarter of 2022 and RMB308 million in the previous quarter.

Net income attributable to H World Group Limited in the third quarter of 2023 was RMB1.3 billion (US$183 million), compared with a net loss attributable to H World Group Limited of RMB717 million in the third quarter of 2022 and net income attributable to H World Group Limited of RMB1.0 billion in the previous quarter. Net income attributable to H World Group Limited from the Legacy-Huazhu segment was RMB1.4 billion in the third quarter of 2023, compared with a net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB731 million in the third quarter of 2022 and net income attributable to H World Group Limited from the Legacy-Huazhu segment of RMB993 million in the previous quarter.

EBITDA (non-GAAP) in the third quarter of 2023 was RMB2.1 billion (US$293 million), compared with RMB149 million in the third quarter of 2022 and RMB1.7 billion in the previous quarter. Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and gains (losses) from fair value changes of equity securities from EBITDA (non-GAAP), was RMB2.2 billion (US$300 million) in the third quarter of 2023, compared with RMB491 million in the third quarter of 2022 and RMB1.8 billion in the previous quarter. Adjusted EBITDA from the Legacy-Huazhu segment, which is a segment measure, was RMB2.1 billion in the third quarter of 2023, compared with RMB397 million in the third quarter of 2022 and RMB1.7 billion in the previous quarter.

Cash flow. Operating cash inflow in the third quarter of 2023 was RMB1.2 billion (US$163 million). Investing cash outflow in the third quarter of 2023 was RMB2.0 billion (US$282 million). The investing cash outflow was mainly due to the purchase of RMB1.8 billion time deposits and financial products. Financing cash outflow in the third quarter of 2023 was RMB613 million (US$84 million).

Cash and cash equivalents and restricted cash. As of September 30, 2023, the Company had a total balance of cash and cash equivalents of RMB5.8 billion (US$790 million) and restricted cash of RMB529 million (US$73 million).

Debt financing. As of September 30, 2023, the Company had a total debt and net cash balance of RMB5.2 billion (US$714 million) and RMB1.1 billion (US$149 million), respectively. As of September 30, 2023, the Company had a total balance of time deposits and financial products of RMB2.8 billion, including RMB2.0 billion in short-term investments, and the unutilized credit facility available to the Company was RMB2.7 billion.

Guidance

For the fourth quarter of 2023, H World expects its revenue growth to be in the range of 41%-45% compared to the fourth quarter of 2022, or in the range of 48%-52% excluding DH.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

H World’s management will host a conference call at 8 p.m. U.S. Eastern time on Sunday, November 26, 2023 (9 a.m. Hong Kong time on Monday, November 27, 2023) following the announcement.

To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://s1.c-conf.com/diamondpass/10034960-g8sm4f.html. Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/w6g95b85 or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to H World Group Limited excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities; EBITDA; adjusted EBITDA excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities is that share-based compensation expenses and gains (losses) from fair value changes of equity securities have been and may continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses and gains (losses) from fair value changes of equity securities helps facilitate year-over-year comparisons of the results of operations as the share-based compensation expenses and gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that gains and losses from changes in fair value of equity securities are generally less significant in understanding the Company’s reported results or evaluating the economic performance of its businesses. These gains and losses have caused and may continue to cause significant volatility in reported periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the financial performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of September 30, 2023, H World operated 9,157 hotels with 885,756 rooms in operation in 18 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of September 30, 2023, H World operates 12 percent of its hotel rooms under lease and ownership model, and 88 percent under manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

H World Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2022	September 30, 2023
	RMB	RMB	US$[3]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	3,583	5,767	790
Restricted cash	1,503	529	73
Short-term investments	1,788	2,094	287
Accounts receivable, net	1,113	1,102	151
Loan receivables, net	134	127	17
Amounts due from related parties, current	178	220	30
Inventories	70	65	9
Other current assets, net	809	894	124
Total current assets	9,178	10,798	1,481

Property and equipment, net	6,784	6,243	856
Intangible assets, net	5,278	5,326	730
Operating lease right-of-use assets	28,970	27,930	3,828
Finance lease right-of-use assets	2,047	2,377	326
Land use rights, net	199	183	25
Long-term investments	1,945	2,718	373
Goodwill	5,195	5,242	719
Amounts due from related parties, non-current	6	18	2
Loan receivables, net	124	133	18
Other assets, net	688	717	98
Deferred tax assets	1,093	1,077	148
Total assets	61,507	62,762	8,604

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	3,288	4,234	580
Accounts payable	1,171	937	128
Amounts due to related parties	71	92	13
Salary and welfare payables	657	615	84
Deferred revenue	1,308	1,554	213
Operating lease liabilities, current	3,773	3,700	507
Finance lease liabilities, current	41	48	7
Accrued expenses and other current liabilities	2,337	2,799	384
Income tax payable	500	831	114
Total current liabilities	13,146	14,810	2,030

Long-term debt	6,635	975	134
Operating lease liabilities, non-current	27,637	26,526	3,636
Finance lease liabilities, non-current	2,513	2,888	396
Deferred revenue	828	1,029	141
Other long-term liabilities	977	1,109	152
Deferred tax liabilities	858	840	115
Retirement benefit obligations	110	111	15
Total liabilities	52,704	48,288	6,619

Equity:
Ordinary shares	0	0	0
Treasury shares	(441)	(440)	(60)
Additional paid-in capital	10,138	12,206	1,673
Retained earnings	(1,200)	2,142	294
Accumulated other comprehensive income	232	450	62
Total H World Group Limited shareholders' equity	8,729	14,358	1,969
Noncontrolling interest	74	116	16
Total equity	8,803	14,474	1,985
Total liabilities and equity	61,507	62,762	8,604

3 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.2960 on September 29, 2023, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

H World Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	September 30, 2022	June 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenue:
Leased and owned hotels	2,695	3,592	3,878	531
Manachised and franchised hotels	1,313	1,856	2,268	311
Others	85	82	142	19
Total revenue	4,093	5,530	6,288	861

Operating costs and expenses:
Hotel operating costs:
Rents	(935)	(1,088)	(1,118)	(153)
Utilities	(163)	(137)	(185)	(25)
Personnel costs	(964)	(1,131)	(1,186)	(163)
Depreciation and amortization	(351)	(332)	(330)	(45)
Consumables, food and beverage	(286)	(335)	(353)	(48)
Others	(346)	(459)	(441)	(60)
Total hotel operating costs	(3,045)	(3,482)	(3,613)	(494)
Other operating costs	(13)	(6)	(7)	(1)
Selling and marketing expenses	(181)	(262)	(289)	(40)
General and administrative expenses	(405)	(477)	(539)	(74)
Pre-opening expenses	(25)	(12)	(11)	(1)
Total operating costs and expenses	(3,669)	(4,239)	(4,459)	(610)
Other operating income (expense), net	76	94	80	11
Income (loss) from operations	500	1,385	1,909	262
Interest income	23	57	62	9
Interest expense	(93)	(94)	(85)	(12)
Other income (expense), net	(14)	32	24	3
Gains (losses) from fair value changes of equity securities	(313)	(19)	(9)	(1)
Foreign exchange gains (losses)	(359)	(5)	(148)	(20)
Income (loss) before income taxes	(256)	1,356	1,753	241
Income tax (expense) benefit	(434)	(308)	(421)	(59)
Income (Loss) from equity method investments	(20)	(12)	20	3
Net income (loss)	(710)	1,036	1,352	185
Net (income) loss attributable to noncontrolling interest	(7)	(21)	(15)	(2)
Net income (loss) attributable to H World Group Limited	(717)	1,015	1,337	183

Gains(losses) from fair value changes of debt securities, net of tax	-	20	-	-
Foreign currency translation adjustments, net of tax	7	183	(24)	(3)
Comprehensive income (loss)	(703)	1,239	1,328	182
Comprehensive (income) loss attributable to noncontrolling interest	(7)	(21)	(15)	(2)
Comprehensive income (loss) attributable to H World Group Limited	(710)	1,218	1,313	180

Earnings (Losses) per share:
Basic	(0.23)	0.32	0.42	0.06
Diluted	(0.23)	0.31	0.41	0.06

Earnings (Losses) per ADS:
Basic	(2.31)	3.18	4.19	0.57
Diluted	(2.31)	3.11	4.07	0.56

Weighted average number of shares used in computation:
Basic	3,107,798,883	3,187,331,990	3,188,274,127	3,188,274,127
Diluted	3,107,798,883	3,354,717,904	3,355,586,429	3,355,586,429

H World Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	September 30, 2022	June 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	(710)	1,036	1,352	185

Share-based compensation	29	34	44	6
Depreciation and amortization, and other	370	359	358	49
Impairment loss	10	80	5	1
Loss (Income) from equity method investments, net of dividends	22	68	(18)	(2)
Investment (income) loss and foreign exchange (gain) loss	550	(96)	167	23
Changes in operating assets and liabilities	182	712	(583)	(80)
Other	(1)	45	(144)	(19)
Net cash provided by (used in) operating activities	452	2,238	1,181	163

Investing activities:
Capital expenditures	(256)	(171)	(196)	(27)
Purchase of investments	(300)	(961)	(1,846)	(253)
Proceeds from maturity/sale and return of investments	6	2	-	-
Loan advances	(29)	(41)	(48)	(7)
Loan collections	52	38	39	5
Other	2	1	2	0
Net cash provided by (used in) investing activities	(525)	(1,132)	(2,049)	(282)

Financing activities:
Proceeds from debt	3,721	300	71	10
Repayment of debt	(3,336)	(4,103)	(666)	(91)
Other	76	(21)	(18)	(3)
Net cash provided by (used in) financing activities	461	(3,824)	(613)	(84)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	149	202	(59)	(8)
Net increase (decrease) in cash, cash equivalents and restricted cash	537	(2,516)	(1,540)	(211)
Cash, cash equivalents and restricted cash at the beginning of the period	4,680	10,352	7,836	1,074
Cash, cash equivalents and restricted cash at the end of the period	5,217	7,836	6,296	863

H World Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	September 30, 2022	June 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	(717)	1,015	1,337	183
Share-based compensation expenses	29	34	44	6
(Gains) losses from fair value changes of equity securities	313	19	9	1
Adjusted net income (loss) attributable to H World Group Limited (non-GAAP)	(375)	1,068	1,390	190

Adjusted earnings (losses) per share (non-GAAP)
Basic	(0.12)	0.33	0.44	0.06
Diluted	(0.12)	0.33	0.42	0.06

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	(1.21)	3.35	4.36	0.60
Diluted	(1.21)	3.27	4.23	0.58

Weighted average number of shares used in computation
Basic	3,107,798,883	3,187,331,990	3,188,274,127	3,188,274,127
Diluted	3,107,798,883	3,354,717,904	3,355,586,429	3,355,586,429

	Quarter Ended
	September 30, 2022	June 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	(717)	1,015	1,337	183
Interest income	(23)	(57)	(62)	(9)
Interest expense	93	94	85	12
Income tax expense	434	308	421	59
Depreciation and amortization	362	354	352	48
EBITDA (non-GAAP)	149	1,714	2,133	293
Share-based compensation (expense)	29	34	44	6
(Gains) losses from fair value changes of equity securities	313	19	9	1
Adjusted EBITDA (non-GAAP)	491	1,767	2,186	300

H World Group Limited

Segment Financial Summary

	Quarter Ended September 30, 2022		Quarter Ended June 30, 2023		Quarter Ended September 30, 2023
	Legacy-Huazhu	Legacy-DH	Legacy-Huazhu	Legacy-DH	Legacy-Huazhu	Legacy-DH
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)		(in millions)		(in millions)
Leased and owned hotels	1,793	902	2,466	1,126	2,748	1,130
Manachised and franchised hotels	1,291	22	1,830	26	2,238	30
Others	77	8	51	31	127	15
Revenue	3,161	932	4,347	1,183	5,113	1,175

Depreciation and amortization	303	59	294	60	286	66
Adjusted EBITDA	397	94	1,655	112	2,131	55

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q3 2023	Closed (2) in Q3 2023	Net added in Q3 2023	As of September 30, 2023	As of September 30, 2023
Leased and owned hotels	4	(12)	(8)	608	87,026
Manachised and franchised hotels	541	(127)	414	8,420	772,258
Total	545	(139)	406	9,028	859,284

(1)       Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.

(2)       The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q3 2023, we temporarily closed 8 hotels for brand upgrade or business model change purposes.

	As of September 30, 2023
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,992	1,084
Leased and owned hotels	334	1
Manachised and franchised hotels	4,658	1,083
Midscale, upper-midscale hotels and others	4,036	1,851
Leased and owned hotels	274	14
Manachised and franchised hotels	3,762	1,837
Total	9,028	2,935

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2022	2023	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	294	384	406	38.1%
Manachised and franchised hotels	248	295	314	26.4%
Blended	254	305	324	27.7%
Occupancy rate (as a percentage)
Leased and owned hotels	73.1%	83.6%	87.8%	+14.7	p.p.
Manachised and franchised hotels	76.4%	81.6%	85.7%	+9.2	p.p.
Blended	76.0%	81.8%	85.9%	+9.8	p.p.
RevPAR (in RMB)
Leased and owned hotels	215	321	356	65.8%
Manachised and franchised hotels	190	241	269	41.7%
Blended	193	250	278	44.3%

	For the quarter ended
	September 30,	September 30,	yoy
	2019	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	288	406	41.0%
Manachised and franchised hotels	235	314	33.4%
Blended	245	324	32.1%
Occupancy rate (as a percentage)
Leased and owned hotels	90.0%	87.8%	-2.3	p.p.
Manachised and franchised hotels	87.2%	85.7%	-1.5	p.p.
Blended	87.7%	85.9%	-1.8	p.p.
RevPAR (in RMB)
Leased and owned hotels	259	356	37.5%
Manachised and franchised hotels	205	269	31.1%
Blended	215	278	29.4%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of		ended		yoy	ended		yoy	ended		yoy
	September 30,		September 30,		change	September 30,		change	September 30,		change
	2022	2023	2022	2023		2022	2023		2022	2023	(p.p.)
Economy hotels	3,669	3,669	154	216	40.1%	192	247	28.8%	80.3%	87.3%	+7.1
Leased and owned hotels	322	322	167	263	57.7%	213	295	38.9%	78.4%	89.0%	+10.6
Manachised and franchised hotels	3,347	3,347	152	209	37.3%	189	240	26.9%	80.5%	87.1%	+6.6
Midscale, upper-midscale hotels and others	2,797	2,797	244	343	41.0%	325	399	22.5%	74.8%	86.1%	+11.3
Leased and owned hotels	254	254	270	439	62.5%	390	504	29.1%	69.2%	87.1%	+17.9
Manachised and franchised hotels	2,543	2,543	240	329	37.3%	317	383	20.8%	75.7%	86.0%	+10.3
Total	6,466	6,466	199	281	41.1%	257	324	26.2%	77.5%	86.7%	+9.2

Operating Results: Legacy-DH(3)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q3 2023	Closed in Q3 2023	Net added in Q3 2023	As of September 30, 2023(4)	As of September 30, 2023	As of September 30, 2023
Leased hotels	2	-	2	82	15,961	24
Manachised and franchised hotels	-	(1)	(1)	47	10,511	11
Total	2	(1)	1	129	26,472	35

(3)	Legacy-DH refers to DH.
(4)	As of September 30, 2023, a total of 3 hotels were temporarily closed due to repair work.

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2022	2023	2023	change
Average daily room rate (in EUR)
Leased hotels	113	119	113	0.0%
Manachised and franchised hotels	116	112	116	0.3%
Blended	114	117	114	0.1%
Occupancy rate (as a percentage)
Leased hotels	67.4%	69.4%	71.4%	+4.0	p.p.
Manachised and franchised hotels	64.1%	63.8%	65.5%	+1.4	p.p.
Blended	66.1%	67.1%	69.0%	+2.9	p.p.
RevPAR (in EUR)
Leased hotels	76	83	81	5.9%
Manachised and franchised hotels	74	71	76	2.4%
Blended	75	78	79	4.5%

Hotel Portfolio by Brand

	As of September 30, 2023
	Hotels	Rooms	Unopened hotels

	in operation		in pipeline
Economy hotels	5,007	405,226	1,097
HanTing Hotel	3,500	311,067	700
Hi Inn	461	24,272	180
Ni Hao Hotel	247	18,369	181
Elan Hotel	561	27,244	1
Ibis Hotel	223	22,541	22
Zleep Hotels	15	1,733	13
Midscale hotels	3,329	359,600	1,432
Ibis Styles Hotel	98	9,893	29
Starway Hotel	636	54,705	229
JI Hotel	1,980	229,990	890
Orange Hotel	615	65,012	284
Upper midscale hotels	663	94,523	369
Crystal Orange Hotel	175	22,876	108
CitiGO Hotel	35	5,301	3
Manxin Hotel	127	11,994	70
Madison Hotel	80	10,447	57
Mercure Hotel	157	25,907	56
Novotel Hotel	21	5,415	18
IntercityHotel(5)	59	11,326	53
MAXX(6)	9	1,257	4
Upscale hotels	132	20,789	64
Jaz in the City	3	587	1
Joya Hotel	7	1,234	-
Blossom House	59	2,750	51
Grand Mercure Hotel	9	1,823	3
Steigenberger Hotels & Resorts(7)	54	14,395	9
Luxury hotels	16	2,360	2
Steigenberger Icon(8)	9	1,847	1
Song Hotels	7	513	1
Others	10	3,258	6
Other hotels(9)	10	3,258	6
Total	9,157	885,756	2,970

(5)	As of September 30, 2023, 6 operational hotels and 41 pipeline hotels of IntercityHotel were in China.
(6)	As of September 30, 2023, 4 operational hotels and 4 pipeline hotels of MAXX were in China.
(7)	As of September 30, 2023, 11 operational hotels and 3 pipeline hotels of Steigenberger Hotels & Resorts were in China.
(8)	As of September 30, 2023, 3 operational hotels of Steigenberger Icon were in China.
(9)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).